Datum – Date
April 3, 2002

Vår referens – Our reference

Ert datum – Your date

Er referens – Your reference

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate
Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Studsvik AB (publ) - Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We hereby furnish this letter and accompanying information to the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. Our file number with the Commission is 82-5172.

If you have any questions please contact the undersigned at +46 155 22 10 61 or fax: +46 155 22 10 60.

Yours sincerely,

Inger Wahlström
Information

Enclosures:
Press Release March 21, 2002:
Kallelse till bolagsstämma i Studsvik AB (publ) (in Swedish)

Postadress - *Postal address*
Studsvik AB
SE-611 82 Nyköping
SWEDEN

Telefon - *Phone*
Int +46 155 22 10 00
Telefax
Int +46 155 26 30 00
E-post - *E-mail*
studsvik@studsvik.se
Web
www.studsvik.se

Bank
Svenska Handelsbanken
Box 224
SE-611 25 Nyköping, SWEDEN
Konto - *Account*
6601 365 141 232
Swiftcode - HANDSESS

Bankgiro - *Banking account*
5197-4558
Postgiro - *Postal account*
139 05 96-3
Innehar F-skattebevis

Säte - *Registered in*
Stockholm, SWEDEN
Moms reg
04-556501-0997-01
Org no.
556501-0997
VAT no.
SE556501099701

KALLELSE TILL BOLAGSSTÄMMA I STUDSVIK AB (PUBL)

Aktieägarna i Studsvik AB (publ), org nr 556501-0997, kallas till ordinarie bolagsstämma måndagen den 22 april 2002 kl 16:00 på Salén Konferens & Matsalar, Norrlandsgatan 15, Stockholm. Lokalerna öppnas för registrering kl 15:00.

ANMÄLAN M M

Aktieägare som önskar delta i bolagsstämman skall
dels vara införd i eget namn i den av VPC AB förda aktieboken fredagen den 12 april 2002,
dels anmäla sitt deltagande till bolaget senast tisdagen den 16 april kl 12:00, antingen per brev till Studsvik AB, 611 82 Nyköping, per telefon 0155-22 10 25, via fax 0155-26 30 00 eller via e-post studsvik@studsvik.se. Vid anmälan uppges namn, person- eller organisationsnummer, adress, telefonnummer och antal aktier.

Aktieägare som låtit förvaltarregistrera sina aktier måste, för att äga rätt att delta i bolagsstämman, ha registrerat aktierna i eget namn hos VPC. Sådan omregistrering måste vara genomförd senast fredagen den 12 april 2002.

För ombud krävs fullmakt. Om fullmakt utfärdas för juridisk person skall bestyrkt kopia av ett, ej äldre än ett år gammalt, registreringsbevis för den juridiska personen bifogas. Fullmakt i original och eventuellt registreringsbevis bör i god tid före stämman skickas till Studsvik AB.

Aktieägare som önskar medföra biträde skall göra anmälan härom inom den tid och på det sätt som gäller för aktieägare.

Styrelsens fullständiga förslag jämte erforderliga handlingar enligt ABL finns tillgängliga hos bolaget från och med den 8 april 2002.

ÄRENDEN

På bolagsstämman kommer följande ärenden att tas upp till behandling.

1 Öppnande av stämman
2 Val av ordförande vid stämman.
3 Upprättande och godkännande av röstlängd.
4 Godkännande av dagordning.
5 Val av en eller två justeringsmän.
6 Prövning av om stämman blivit behörigen sammankallad.
7 VD Hans-Bertil Håkanssons anförande.
8 Framläggande av årsredovisningen och revisionsberättelsen samt koncernredovisningen och koncernrevisionsberättelsen.
9 Beslut om
   a) fastställande av resultaträkningen och balansräkningen samt koncern-resultaträkningen och koncernbalansräkningen,
   b) disposition beträffande bolagets vinst enligt den fastställda balansräkningen,

c) ansvarsfrihet för styrelseledamöterna och verkställande direktören.
10 Fastställande av antalet styrelseledamöter och suppleanter.
11 Fastställande av arvoden åt styrelsen och revisorerna.
12 Val av styrelseledamöter och suppleanter.
13 Beslut om riktad emission av skuldebrev förenat med optionsrätt till nyteckning av aktier.
14 Beslut om överlåtelse av aktier i Studsvik Scandpower AB.
15 Stämmans avslutande.

BESLUTSFÖRSLAG OCH KOMMENTARER
Punkt 9b: Styrelsen föreslår att till bolagsstämmans förfogande stående vinstmedel överförs i ny räkning. Styrelsen föreslår att ingen utdelning skall utgå för år 2001.

Punkt 10: Nominerings- och ersättningskommittén föreslår att styrelsen skall bestå av åtta ledamöter (f n sju) och inga suppleanter (f n två). På bolagsstämman 1999 valdes två revisorer och två revisorssuppleanter för en period av fyra år, varför inget beslut skall fattas.

Punkt 11: Nominerings- och ersättningskommittén föreslår att till styrelsens ordförande utgår ett arvode om 200.000 kronor och till ledamot 100.000 kronor. Förslaget innebär oförändrade arvoden. Till ledamöter och suppleanter utsedda av arbetstagarorganisationerna föreslås att inläsningsarvode om 1.000 kronor per sammanträde utgår. Till revisorerna skall, enligt beslut vid bolagsstämman 1999, utgå ersättning enligt räkning.

Punkt 12: Nominerings- och ersättningskommittén föreslår omval av Roland Bengtsson, Håkan Johansson, Göran Lundberg, Leif Nilsson och Per Wahlström. Vidare föreslås nyval av Ingemar Eliasson och Henry Sténson efter Ingvar Carlsson och Åke Wester, som undanbett sig omval, samt nyval av VD Hans-Bertil Håkansson efter tidigare VD Carsten Olsson, som utträtt ur styrelsen på egen begäran.

På bolagsstämman 1999 valdes revisorerna på fyra år, varför val inte är aktuellt.

Punkt 13: Styrelsens förslag till beslut innebär i korthet att bolagsstämman skall besluta om en riktad emission av ett skuldebrev om nominellt 100 kronor förenat med 310.000 st avskiljbara optionsrätter till nyteckning av aktier i Studsvik AB (publ). Varje optionsrätt ger rätt att teckna en ny aktie i Studsvik AB (publ) om nominellt en (1) krona per aktie. Skuldebrevets emissionskurs skall motsvara dess nominella belopp om 100 kronor. Skuldebrevet skall löpa med en årlig ränta om fem procent (5 %) och skall förfalla till betalning vid anfordran. Skuldebrevet skall tecknas och betalas senast den 15 maj 2002. Teckning av aktier i Studsvik AB (publ) med stöd av teckningsoptionerna skall kunna äga rum under perioden från och med den 1 juni 2004 till och med den 31 maj 2005. Kursen vid nyteckning skall uppgå till ett belopp motsvarande 150 % av den för aktie i bolaget på Stockholmsbörsen ABs officiella kurslista noterade genomsnittliga senaste betalkursen under perioden från och med den 8 april 2002 till och med den 19 april 2002. Aktiekapitalet kan ökas med högst 310.000 kronor vid fullt utnyttjande. Utspädningseffekten motsvarar efter fullt utnyttjande ca 3,7 % av aktiekapitalet. Rätt att teckna skuldebrevet med de avskiljbara teckningsoptionerna skall, med avvikelse från

aktieägarnas företrädesrätt, tillkomma det av Studsvik AB (publ) helägda dotterbolaget Studsvik Instrument Systems AB. Skälen för avvikelse från aktieägarnas företrädesrätt är att Studsvik AB (publ) önskar införa ett incitamentsprogram för VD, ledande befattningshavare och andra anställda inom koncernen varvid de kan erbjudas delägande i Studsvik AB (publ). Dessa väntas därigenom känna större samhörighet med koncernen. Intresset för bolagets lönsamhet förstärks och fortsatt företagslojalitet under de kommande åren stimuleras. Studsvik Instrument Systems AB skall avskilja och mot betalning av marknadsmässigt pris överlåta optionsrätterna till VD, de ledande befattningshavare och andra anställda inom koncernen som anvisas av styrelsen för Studsvik AB (publ). Styrelsen skall verkställa denna tilldelning av optionsrätter i enlighet med följande riktlinjer:

VD i Studsvik AB (publ)	högst 25.000 optioner
Ledande befattningshavare	högst 10.000 optioner per befattningshavare
Annan anställd	högst 200 optioner per anställd

Garanterad tilldelning kommer inte att förekomma. Styrelseledamöter, med undantag eventuellt för VD som i samband med ordinarie bolagsstämma föreslagits som ny styrelseledamot, skall inte erhålla tilldelning av optionsrätter. Styrelsens förslag enligt denna punkt har beretts i styrelsen. VD har inte deltagit i sådan förslagsberedning som här avses. Första tilldelning beräknas ske snarast efter det att teckning av ovanstående skuldebrev skett.

Såvitt gäller anställda i andra länder än i Sverige, förutsätts dels att vidareöverlåtelse lagligen kan ske, dels att det enligt styrelsens bedömning kan ske med rimliga administrativa och ekonomiska insatser. Anställda i USA skall inte omfattas av programmet och därmed inte äga rätt till tilldelning.

Bolagsstämman föreslås godkänna ovan beskrivna överlåtelser av optionsrätter till VD, ledande befattningshavare och andra anställda inom koncernen.

Styrelsens förslag kommer automatiskt att skickas ut till samtliga aktie-ägare som anmäler att de avser att delta i stämman och på begäran till övriga.

Punkt 14: Verkställande direktören i Studsvik Scandpower, Inc. (VD-SSP) har, enligt avtal med Studsvik Holding AB daterat den 23 mars 1998, rätt att förvärva högst 21 % av aktierna i Studsvik Scandpower AB (Scandpower), för ett belopp motsvarande 21 % av beskattat eget kapital. Den 1 januari 2002 förvärvade VD-SSP 9 % av aktierna. I samband därmed överenskoms att resterande 12 % kan förvärvas tidigast den 21 september 2003. I det fall Studsvik AB säljer hela eller delar av sitt innehav i Scandpower har VD-SSP rätt att i samband därmed förvärva resterande 12 % av aktierna. Bolagsstämman föreslås godkänna ovan beskrivna överlåtelser av aktier i Scandpower till VD-SSP.

Nyköping i mars 2002

STUDSVIK AB (publ)
Styrelsen